UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:  December 2004           File No.    0-49917

Nevada Geothermal Power Inc.

(Formerly Continental Ridge Resources Inc.)

(Name of Registrant)

900 – 409 Granville Street, Vancouver, British Columbia, CANADA  V6C 1T2

(Address of principal executive offices)

1.

Interim Financial Statements (Unaudited) for the period ended September 30, 2004

2.

Management Discussion and Analysis

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form

40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.          Yes _______             No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Nevada Geothermal Power Inc.

(Registrant)

Dated:  January 13, 2005                            Signed:   /s/  Brian Fairbank

                                                                                    Brian Fairbank,

                                                                                    President and CEO

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended September 30, 2004

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED BALANCE SHEETS

	September	June 30,
	30, 2004	2004
ASSETS
Current Cash	$ 1,640,936	$ 984,429
Accounts receivable and GST recoverable	23,641	337,788
Prepaid expenses	24,693	28,470
Exploration advances	-	-
	1,689,270	1,350,687
Resource Property Costs (Note 3)	3,114,931	2,642,067
Investment (Note 4)	101,305	-
Capital Assets (Note 5)	10,347	11,018
	$ 4,915,853	$ 4,003,772
LIABILITIES Current Accounts payable	$ 584,224	$ 404,766
SHAREHOLDERS’ EQUITY Share Capital (Note 6)	8,351,659	7,474,528
Contributed Surplus (Note 7)	375,009	351,272
Deficit	(4,395,039)	(4,226,794)
	4,331,629	3,599,006
	$ 4,915,853	$ 4,003,772

Approved by the Directors:

“Brian D. Fairbank”

“Jack W. Milligan”

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

                                                                                                                              THREE MONTHS ENDED
                                                                                                                           SEPTEMBER 30

	2004	2003
EXPENSES
Administration fees	$ 15,218	$ 20,388
Amortization	671	607
Bank charges and interest	169	106
Consulting	11,820	55,035
Foreign exchange	(15,146)	3,633
Investor relations and shareholder information	79,749	10,091
Legal	21,090	21,102
Office and sundry	3,018	4,986
Rent and telephone	5,894	6,188
Site investigation	270	-
Stock-based compensation	23,737	-
Transfer agent and regulatory fees	11,682	6,864
Travel and business development	14,232	16,664

Loss Before The Following	172,404	145,664

Interest Income	(4,159)	(50)
Gain On Sale of Investments	-	(6,000)

Loss For The Period	168,245	139,614

Deficit, Beginning Of Period	4,226,794	3,433,948

Deficit, End Of Period	$ 4,395,039	$ 3,573,562

Loss Per Share, Basic and diluted	$ 0.01	$ 0.01

Weighted Average Number Of Shares Outstanding	23,262,462	13,961,400

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                                              THREE MONTHS ENDED
                                                                                                                           SEPTEMBER 30

	2004	2003
Cash Flows From Operating Activities
Loss for the year	$ (168,245)	$ (139,614)
Items not involving cash flows
Stock-based compensation	23,737	32,968
Amortization	671	607
	(143,837)	(106,039)

Change in non-cash working capital items:
Decrease in accounts receivable and GST recoverable	314,147	1,180
Decrease in prepaid expenses	3,777	-
Increase in accounts payable	179,458	(89,804)
	353,545	(194,663)

Cash Flows From Investing Activities
Resource property costs	(574,169)	(42,246)
Acquisition of capital assets	-	(3,233)
	(574,169)	(45,478)

Cash Flows From Financing Activities
Shares issued for cash	877,131	236,366
	877,131	236,366

Increase (Decrease) In Cash	656,507	(3,776)

Cash, Beginning Of Period	984,429	12,755

Cash, End Of Period	$ 1,640,936	$ 8,979

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain economically recoverable ore reserves. The recoverability of the amounts shown for resource properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. As at September 30, 2004, the Company has a working capital of $1,105,046 and has incurred losses totaling $4,395,039.

The Company’s ability to continue as a going concern is dependent upon successful completion of additional financing, and upon its ability to attain profitable operations. Management intends to seek further funds through public offerings and private placements to finance its ongoing exploration activities. These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Noramex Corp, incorporated in the State of Nevada, U.S.A and Blue Mountain Power Company Inc., incorporated in the province of British Columbia. All significant inter-company balances and transactions have been eliminated.

Accounting for companies acquired by the purchase method of accounting include the results of those companies from the date of acquisition.

b)

Resource Property Costs

Costs of acquisition and exploration of resource properties are capitalized on an area-ofinterest basis. Amortization of these costs will be on a unit-of-production basis, based on estimated proven reserves of minerals and geothermal resources of the areas should such reserves be found. If an area of interest is abandoned the costs thereof are charged to income in the year of abandonment.

The Company does not accrue the estimated future costs of maintaining its resource interests in good standing. The amounts shown for resource properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future values.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)

Option Payments Received

Option payments received are treated as a reduction of the carrying value of the related resource properties and deferred exploration costs and the balance, if any, is taken into income.

d)

Investments

Investments in which the Company owns up to 20% of the issued common shares are accounted for at cost, unless a permanent impairment in value has been determined, at which time they are written down to market value.

e)

Capital Assets

Capital assets are recorded at cost and are depreciated over their useful lives by the declining balance method at the following rates:

Computer equipment

30%

Office equipment

20%

f)

Stock Based Compensation

In September 2003, the CICA issued an amendment to Section 3870 – “Stock Based Compensation and Other Stock Based Payments”. The amended section is effective for fiscal years beginning on or after January 1, 2004. The amendment requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Company implemented this amended standard in their fiscal year ended June 30, 2004 on a prospective basis in accordance with the early adoption provisions of the standard. According to the transitional provisions, early adoption requires that compensation expense be calculated and recorded in the statement of operations for options granted on or after July 1, 2003.

Under this amended standard, the Company must account for compensation expense based on the fair value of rights granted under its stock based compensation plan. Under this method, compensation costs attributable to share options granted to employees or directors is measured at fair value at the grant date, and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future.

h)

Earnings (Loss) Per Share

The Company calculates earnings per share using the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted earnings per share, no shares were added to the weighted average number of common shares outstanding during the period ended September 30, 2004 as the effect of potentially issuable common shares is anti-dilutive.

i)

Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

j)

Foreign Currency Translation

The financial statements of the 100% owned u.s. Subsidiary have been translated using the temporal method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Foreign exchange gains and losses resulting from these transactions are reflected in the consolidated statement of loss and deficit.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

3.

MINERAL PROPERTY COSTS

The acquisition and exploration costs of the Company's mineral properties are as follows:

	September 30
	2004	2003
Pogo Area Project – Alaska	$ 93,758
Blue Mountain Geothermal Project – Nevada	3,052,808	2,218,337
Pumpernickel Valley Geothermal Project – Nevada	44,806
Black Warrior Peak Geothermal Project – Nevada	17,317	-
	$ 3,114,931	$ 2,312,095

a) Pogo Area Project

The Company acquired an interest in a number of claims in the Pogo area of interest, south-east of Fairbanks, Alaska. These claim areas are as follows:

i)

Portal/Gobi Claims

The Company has an option to acquire 100% interest in a number of claims by the issue of 66,667 shares (66,667 issued), by cash payments of $17,500 (paid) and by the payment of an annual advance royalty of $10,000. The optionor retains a 2% Net Smelter Royalty of which 1% may be purchased by the Company for $1,000,000.

In addition, the Company has staked a number of claims adjacent to the Portal/Gobi Claims.

The Company has entered into an agreement on the Portal/Gobi Claims with an unrelated company whereby that company will earn a 60% interest in the Portal/Gobi property. Total expenditures of US$750,000 are required over a five year earn-in period ending January 1, 2005.

After the earn-in period, the Company will have a 40% participating interest in the joint venture

ii)

Mohave

The Company has acquired, by staking, a 100% interest in the Mohave claims, located in the Pogo area.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

3.

MINERAL PROPERTY COSTS (Continued)

a)

Pogo Area Project (Continued)

iii) During the period ended September 30, 2004, the Company sold Blue Desert Mining (US) Inc., a Nevada limited company beneficially owned by the Company used to hold the claims for the Gobi/Portal and Mojave properties, to Running Fox Resource Corp. (“RUN”). The Company received 450,000 shares of RUN with resale restrictions. Management decided due to the illiquid trading volume of RUN and the resale restrictions to value the shares received equal to the book value of the Gobi/Portal and Mojave costs incurred to date. The following costs have been incurred by the Company on the Pogo Area project:

	September 30
	2004	2003
Acquisition Issue of shares	$ -	$ -
Deferred exploration Property leases, permits and regulatory	-	-
Geological and geophysical	-	-
Costs incurred during the period	-	-
Proceeds from sale	(101,305)	-
Balance, beginning of period	101,305	93,758
Balance, end of period	$ -	$ 93,758

b)

Blue Mountain Geothermal Project, Nevada, U.S.A.

By an agreement dated December 13, 2002, the Company acquired 100% of the issued capital of Blue Mountain Power Company Inc. (“Blue Mountain”), a company with two common directors, by the issue of 5,500,000 common shares of the Company. The acquisition closed on July 30, 2003.

Blue Mountain (incorporated in British Columbia) owns 100% of the issued capital of Noramex Inc. (incorporated in Nevada, USA). Noramex holds a 100% leasehold interest on certain lands located in Humboldt County, Nevada. The leasehold interest entitles the Company to explore, develop and produce any geothermal resources located on the properties. The Company also has the option to purchase the freehold interest, consisting of four square miles out of a total of the eleven square miles of the leasehold interest. The property interests are subject to production royalties ranging from 1.5% to 3.5% on sales of electrical power, and 5% to 10% from sale proceeds of direct energy.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

3.	MINERAL PROPERTY COSTS (Continued)
b) Blue Mountain Geothermal Project, Nevada, U.S.A. (Continued)
The components of the purchase price and allocation are as follows:
Purchase price
5,500,000 shares issued	$ 1,705,000
100,000 shares transferred (Note 4)	31,000
Acquisition costs and deferred expenditures incurred by the Company on the Blue Mountain Geothermal Project	383,567
	$ 2,119,567
Allocation of purchase price Current assets	$ 840
Resource properties	2,175,489
Capital assets	437
Current liabilities	(57,199)
	$ 2,119,567
The following costs have been incurred on the project:	September 30,
	2004	2003
Acquisition Issue and transfer of shares	- $ 2,176,091
Option payment
	-	-
	-	2,176,091
Deferred exploration Property leases, permits and regulatory	1,736	-
Assaying	-	-
Geological and geophysical	169,481	42,246
Drilling	366,792	-
Road maintenance	7,909	-
Camp supplies	45,939	-
U.S. Department of Energy grant	(44,175)	-
Costs incurred during the period	547,682	42,246
Balance, beginning of period	2,505,126	-
Balance, end of period	$ 3,052,808	2,218,337

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

3.

MINERAL PROPERTY COSTS (Continued)

c)

PumperNickel Valley Geothermal Project, Nevada

On February 20, 2004, the Company entered into a geothermal lease agreement with Newmont USA Limited, covering five square miles of geothermal land located in north-central Nevada approximately 10 miles from Newmont’s Lone Tree Mine. The Company has also filed lease applications on an additional three sections of federal land for total leasehold of eight square miles (5,120 acres).

The Newmont lease grants the Company the exclusive right to drill for, produce, extract, take and remove all products of geothermal processes including steam and other gases, hot water, hot brines, bi-products and heat energy (collectively referred to as “substances”) along with surface and water rights, subject to Nevada law. The Company will pay rentals of $2/acre for the first two years and $3/acre thereafter, with all rental payments creditable to royalties due upon production. The Company will pay royalties from any geothermal production of:

• 3½% of gross proceeds from electrical power sales (less taxes and transmission costs),

• 5% of the gross proceeds of a sale of any substances in an arm’s length transaction • 2% of the gross proceeds from the sale of or manufacture there-from of bi-products, • 10% of net profits from the use of substances at a commercial facility other than an electric power generating facility (such as an vegetable drying/processing facility)
• Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

The following costs have been incurred on the project:

	September 30
	2004	2003
Acquisition
Lease payments	$ -	$ -

Deferred exploration
Geological and geophysical	9,170	-

Costs incurred during the period	9,170	-
Balance, beginning of period	35,636	-

Balance, end of period	$ 44,806	$ -

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

1.

MINERAL PROPERTY COSTS (Continued)

d)

Black Warrior Peak, Nevada, U.S.A.

The Company initiated field investigations at the Black Warrior project during the quarter and acquired seven square miles of private land and has applied for a one-section federal geothermal lease for a total land area of eight square miles (22 square �ilometers) south and east of Black Warrior peak, Washoe county, Nevada. The leases are on private land and are subject to a 3.5-per-cent royalty on gross revenue from electricity sales, however, the Company can purchase the royalty for $1-million (U.S.). Leases include surface and water rights.

The following costs have been incurred on the project:

	September 30
	2004	2003
Acquisition
Lease payments	$ 12,411	$ -

Deferred exploration
Camp costs and field supplies	30
Geological and geophysical	4,876	-

Costs incurred during the period	4,906	-
Balance, beginning of period	-	-

Balance, end of period	$ 17,317	$ -

4.

INVESTMENT

	September 30
	2004	2003

450,000 shares in Running Fox Resource Corp., at cost	$ 101,305	$ -

During the period the Company sold Blue Desert Mining (US) Inc. to Running Fox Resource Corp., in return the Company received 450,000 shares Running Fox with resale restrictions.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

5.

CAPITAL ASSETS

September 30, 2004

Computer equipment	$ 22,969
Office equipment	10,319
33,288
Accumulated depreciation	22,961

Net book value	$ 10,237

6.

SHARE CAPITAL

a) Authorized:

100,000,000 common shares – no par value 25,000,000 first preferred shares – no par value 25,000,000 second preferred shares – no par value

b) Common Shares Issued
		SHARES	AMOUNT
	Balance, June 30, 2004	22,189,084	$ 7,474,528
	For cash Private placement, net of financing costs	1,500,000	697,575
	Options exercised	-	-
	Warrants exercised	445,416	179,556
	Options exercised – stock option valuation	-	-
	Balance, September 30, 2004	24,134,500	$ 8,351,659
c)	Stock Options

As at September 30, 2004, the following share purchase options were outstanding:

EXERCISE PRICE	NUMBER OUTSTANDING	REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE
$ 0.10	170,000	1.73 years	$ 0.10	170,000
0.25	65,000	2.55 years	0.25	65,000
0.28	970,000	3.81 years	0.28	970,000
0.35	350,000	4.41 years	0.35	265,000
0.50	280,000	4.72 years	0.50	182,500
	1,835,000	3.82 years	$ 0.31	1,652,500

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

6.

SHARE CAPITAL (Continued)

c) Stock Options (Continued)

A summary of the changes in stock options for the period ended September 30, 2004 is presented below:
		NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
	Balance, June 30, 2004	1,835,000	$ 0.30
	Granted	-	-
	Exercised	-	-
	Cancelled	-	-
	Balance, September 30, 2004	1,835,000	$ 0.30
d)	Share Purchase Warrants

	NUMBER OF WARRANTS	WEIGHTED AVERAGE EXERCISE PRICE
Balance, June 30, 2004	5,091,208	$ 0.49
Issued	1,500,000	0.80
Exercised	(445,416)	0.40
Expired	(125,790)	0.40
Balance, September 30, 2004	6,020,002	0.48

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

6. SHARE CAPITAL (Continued)

d) Share Purchase Warrants (Continued)

Share purchase warrants outstanding at September 30, 2004:

NUMBER OF EXERCISE

EXPRIRY

SHARES

PRICE

DATE

	4,520,002 0.50 1,500,000 0.80	April 14, 2005 September 23, 2006
6,020,002
7.	CONTRIBUTED SURPLUS
September 30
		2004	2003
	Balance, beginning of period	$ 351,272	$ 80,695
	Compensation options granted	23,737	32,968
	Stock options exercised	-	-
	Balance, end of year	$ 375,009	$ 113,663

8.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts receivable, GST recoverable, prepaid expenses, exploration advances and accounts payable. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

9.

RELATED PARTY TRANSACTIONS

During the three month period ended September 30, 2004 the Company incurred $40,598 to a company controlled by a director for administration and professional services; and $183,527 in geological consulting fees. Included in the accounts payables is $187,465.

10.

SUBSEQUENT EVENTS

Subsequent to September 30, 2004, the Company:

i)

issued 60,000 common shares at prices between $0.10 to $0.28 per share on the exercise of share options.

ii)

granted 500,000 incentive stock options to certain directors, officers, employees and consultants, which are exercisable at 54 cents per share for a period of five years.

iii) announced that Inovision Solutions Inc. (ISI) will finance up to $5-million (CDN) in exploration and development expenditures on the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint-venture interest. In order to earn its interest, ISI must complete $5-million (CDN) in project expenditures, make $120,000 in cash payments and issue 600,000 shares to the Company over a five-year period. In the first year, ISI must finance a $400,000 (CDN) work program, issue 100,000 shares and make a $10,000 (CDN) cash payment to maintain its option.

iv)

Noramex Corp., a wholly owned United States subsidiary of Nevada Geothermal Power, has been awarded a U.S. Department of Energy (DOE) cost-sharing contract signed on Oct. 13, 2004, whereby DOE will finance 80 per cent of an initial field evaluation program at the Pumpernickel project. The DOE cost share is $692,272 (U.S.) of the total budget of $740,340 (U.S.). ISI will cover Noramex's cost-share obligation of $148,068 (U.S.) out of the first year work commitment.

v)

the Company acquired seven square miles of private land and has applied for a one-section federal geothermal lease for a total land area of eight square miles (22 square kilometres) south and east of Black Warrior peak, Washoe county, Nevada. The leases are on private land and are subject to a 3.5-per-cent royalty on gross revenue from electricity sales, however, Nevada Geothermal can purchase the royalty for $1-million (U.S.). Leases include surface and water rights.

NEVADA GEOTHERMAL POWER INC.

Quarterly Report For the Three Months

Ended September 30, 2004

Form 51-102F1

Management discussion and Analysis

The following interim management discussion and analysis is prepared as at November 29, 2004 and shoud be read in conjunction wit the unaudited financial statements for the three months ended September 30, 2004 and the audited annual financial statements for the year ended June 30, 2004. Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The reporting and the measurement currency is in Canadian dollars.

Description of Business

Nevada Geothermal Power Inc. (the Company) is developing renewable geothermal energy projects in Nevada where additional electrical generation capacity is needed to meet existing demand for power. The Company holds leases on three projects, Blue Mountain, Pumpernickel and Black Warrior Peak. The Company plans to develop an initial 30 megawatt geothermal power plant at Blue Mountain with the reservoir having the potential of 100 megawatts power capacity (ability to supply electricity to 80,000 households).

Results of Operations

As at September 30, 2004, the Company has a net working capital of $1,105,046. The funds will be used to complete the thermal gradient drilling program on Blue Mountain, conduct the Deep Blue 2 flow-test (80% covered by the US Department of Energy), and maintain a market awareness program. The current net working capital is expected to carry the Company into 2005. Working capital on hand does not include the market value of Running Fox Resource shares as they not freely tradable.

The Company incurred a net loss of $168,245 (2003 – $139,614) for the three months ended September 30, 2004. Among the more significant expenses are legal fees of $21,090 (2003 - $21,102); consulting fees of $11,820 (2003 - $55,035); administration fees of $15,218 (2003 - $20,388); office and sundry costs of $3,018 (2003 - $4,986); rent and telephone costs of $5,894 (2003 - $6,188); regulatory and transfer agent fees of $11,682 (2003 - $6,864); stock based compensation of $23,737 (2003 – $-); travel and related costs of $14,232 (2003 - $16,664); and investor relations-shareholder information costs of $79,749 (2003 – $10,091). Resource property expenditures for the period were $574,169 (2003 – $42,246) which includes US Department of Energy grants, not including the grants the Company incurred $618,344 (Blue Mountain - $591,857; Black Warrior - $17,317; and PumperNickel Valley - $9,170) on exploration for the period. Consulting fees where higher in the prior quarter due to the acquisition of Blue Mountain Power Company Inc. Investor relations and shareholder inforamation costs were higher than the comparable quarter as costs included Coal Harbour Communication fees, website design, advertising in the Bull & Bear, Toronto Gold Show costs, Stockgroup advertising program, purchase of mailing lists, and news dissemination costs to Canada and the United States

The Company completed the sale of Blue Desert Mining (US) Inc. to Running Fox Resource Corp. on August 27, 2004. Blue Desert Mining (US) Inc. owns mineral interests both the Portal/Gobi and Mohave claims in Alaska, Nevada Geothermal received 450,000 common shares of Running Fox.

The Company received from Running Fox, four certificates with resale restrictions as follows:

100,000 shares with a 6-month transfer restriction legend expiring March 1, 2005;

100,000 shares with a 12-month transfer restriction legend expiring September 1, 2005;

NEVADA GEOTHERMAL POWER INC.

Quarterly Report For the Three Months

Ended September 30, 2004

Form 51-102F1

100,000 shares with an 18-month transfer restriction legend expiring March 1, 2006;

150,000 shares with a 24 month transfer restriction legend expiring September 1, 2006.

During the quarter, the Company issued 1,945,416 shares via private placement and exercise of warrants for net proceeds of $877,231. Warrant outstanding at the end of the period stand at 6,020,002 and as well as 1,835,000 employee/management stocks options outstanding.

Related Party Transactions

During the three month period ended September 30, 2004 the Company incurred $40,598 to a company controlled by a director for administration and professional services; and $183,527 in geological consulting fees. Included in the accounts payables is $187,465 due to a company controlled by a director of the Company.

Investor Relations

The Company engaged Coal Harbor Communications pursuant to an agreement dated November 2003 to provide corporate and investor relations activities. Under the terms of the agreement, Coal Harbor will receive a service fee of $5,000 per month and expenses. Coal Harbor will receive a grant of 200,000 stock options after an initial three-month probationary period. The exercise price was set in February 2004 at $0.35 per share for 100,000 options and June 17, 2004 at $0.50 for another 100,000 options. The options shall be subject to a vesting schedule whereby 25,000 options will vest, and thereby become exercisable, every three months after the date the options are granted. The Company also retains Shelley Kirk for in-house investor relations duties on a part-time basis.

Exploration Properties

As at September 30, 2004, the Company’s exploration properties are comprised of:

1) Blue Mountain Geothermal Property - Nevada

The geothermal property is located in Humboldt County of north central Nevada about 30 km (20 miles) west of the town of Winnemucca. The project is comprised of geothermal leases covering 12 square miles from the Bureau of Land Management (BLM), Burlington Northern Santa Fe (BNSF), and the Nevada Land and Resource Council (NLRC).

The Company plans to develop at the Blue Mountain Geothermal site an initial 30 megawatt geothermal power plant with the reservoir having the potential of 100 megawatts power capacity; ability to supply electricity to 80,000 households. The Company will conduct further testing of its successful Deep Blue No. 2 (DB2) in the fall of 2004. The thermal area at least 6 square kilometers (two square miles) in aerial extent, indicated by temperature gradient drilling is open in all directions. The Company is scheduled for the October 2004 to drill 10 gradient wells, outward from the known 6 square kilometre area which is expected to increase the area of the indicated thermal anomaly and determine the geothermal system outer boundaries. This drilling will lead to an interpretation of the size of the reservoir and new power capacity estimate for the inferred resource.

NEVADA GEOTHERMAL POWER INC.

Quarterly Report For the Three Months

Ended September 30, 2004

Form 51-102F1

Exploration Properties (cont’d)

2)

PumperNickel Valley Geothermal Project – Nevada

On February 20, 2004, the Company entered into a geothermal lease agreement with Newmont USA Limited, covering five square miles of geothermal land located in north-central Nevada approximately 10 miles from Newmont’s Lone Tree Mine. The Company has also filed lease applications on an additional three sections of federal land for total leasehold of eight square miles (5,120 acres).

On October 14, the Company announced that Inovision Solutions Inc. (ISI), a TSX-V listed company, will fund up to C$5,000,000 in exploration and development expenditures for the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint venture interest. In order to earn its interest, ISI must complete C$5,000,000 in project expenditures, make C$120,000 in cash payments and issue 600,000 shares to NGP over a five year period. In the first year, ISI must fund a C$400,000 work program, issue 100,000 shares and make a C$10,000 cash payment to maintain its option. NGP will be project manager.

In addition, Noramex Corp., a wholly owned US subsidiary company of NGP, has been awarded a US Department of Energy (DOE) cost sharing contract signed on October 13, 2004 whereby DOE will fund 80% of an initial field evaluation program at the Pumpernickel Project. The Noramex/DOE joint program will include an advanced technology, three-dimensional “E-SCAN” resistivity survey to map the deep geothermal resource waters and six temperature gradient drill holes to 250 metres to test the E-SCAN interpretation. The DOE cost share is US$692,272 of the total budget of US$740,340. ISI will cover Noramex s cost share obligation of US$148,068 out of the first year work commitment. Noramex (NGP) will manage the DOE sponsored work.

Combined funding to come from ISI and DOE for the 2005 Pumpernickel Project work equals C$1,335,000 or US$1,037,000.

3)

Black Warrior Peak Project - Nevada

The Company initiated field investigations at the Black Warrior project during the quarter and acquired seven square miles of private land and has applied for a one-section federal geothermal lease for a total land area of eight square miles (22 square kilometres) south and east of Black Warrior peak, Washoe county, Nevada. The leases are on private land and are subject to a 3.5-per-cent royalty on gross revenue from electricity sales, however, the Company can purchase the royalty for $1-million (U.S.). Leases include surface and water rights.

At the Black Warrior project, potential for the discovery of a geothermal reservoir suitable for electric power generation, is indicated by temperature gradients greater than 200 degrees per kilometre throughout the leased area in 10 wide-spaced drill holes by Phillips Petroleum in the early 1980s. The deepest test hole (NV-ST-1) recorded a temperature of 128 degree at its maximum depth of 552 metres, with temperatures still increasing at the bottom of the hole. Thus commercial resource temperatures may occur within 1,000 metres (3,000 feet) of surface.

The Company has initiated field investigations at the Black Warrior project. The geology and regional fault structures appear to permit deep-circulating groundwater to be heated by anomalously high rock formation temperatures. Further information will be released as results are available.

NEVADA GEOTHERMAL POWER INC.

Summary of Quarterly Results

For the quarter ended	Sep 04 $	Jun 04 $	Mar 04 $	Dec 03 $	Sep 03 $	Jun 03 $	Mar 03 $	Dec 02 $

Net Loss	168,245	373,490	173,007	106,735	139,614	220,298	108,121	246,348
Net loss per share	0.01	0.02	0.01	0.01	0.01	0.01	0.03	0.01

Liquidity

The Company has not operations that generate cash flow. At September 30, 2004, the Company had $1,640,936 (2003 - $8,978) in cash on hand. At September 30, 2004, the Company had a working capital of $1,105,046 (2003 – ($98,392)). The Company’s activities have been funded primarily by the proceeds from private placements of the Company’s securities, the exercise of incentive stock option and warrants, and US Department of Energy funding on certain properties. Cash on hand will be used to advance the Blue Mountain geothermal property, commence mapping on the Black Warrior Peak property, general office and administrative costs, and acquisition of new geothermal properties.

Subsequent Events

i)

issued 60,000 common shares at prices between $0.10 to $0.28 per share on the exercise of share options.

ii)

granted 500,000 incentive stock options to certain directors, officers, employees and consultants, which are exercisable at 54 cents per share for a period of five years.

iii)

announced that Inovision Solutions Inc. (ISI) will finance up to $5-million (CDN) in exploration and development expenditures on the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint-venture interest. In order to earn its interest, ISI must complete $5-million (CDN) in project expenditures, make $120,000 in cash payments and issue 600,000 shares to the Company over a five-year period. In the first year, ISI must finance a $400,000 (CDN) work program, issue 100,000 shares and make a $10,000 (CDN) cash payment to maintain its option.

iv)

Noramex Corp., a wholly owned United States subsidiary of Nevada Geothermal Power, has been awarded a U.S. Department of Energy (DOE) cost-sharing contract signed on Oct. 13, 2004, whereby DOE will finance 80 per cent of an initial field evaluation program at the Pumpernickel project. The DOE cost share is $692,272 (U.S.) of the total budget of $740,340 (U.S.). ISI will cover Noramex's cost-share obligation of $148,068 (U.S.) out of the first year work commitment.

v)

the Company acquired seven square miles of private land and has applied for a one-section federal geothermal lease for a total land area of eight square miles (22 square kilometres) south and east of Black Warrior peak, Washoe county, Nevada. The leases are on private land and are subject to a 3.5-per-cent royalty on gross revenue from electricity sales, however, Nevada Geothermal can purchase the royalty for $1-million (U.S.). Leases include surface and water rights.

iv)

NEVADA GEOTHERMAL POWER INC.

Quarterly Report For the Three Months

Ended September 30, 2004

Form 51-102F1

and projections about its future results. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company s actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this MD&A including such forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicate herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. Nevada Geothermal Power disclaims any intentions or obligations to update or revise any forward-looking statements, whether as a resut of new information, future events or otherwise.